UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: September 22, 2011

CEMEX, S.A.B. de C.V.

(Exact name of Registrant as specified in its charter)

CEMEX PUBLICLY TRADED STOCK CORPORATION WITH VARIABLE CAPITAL
(Translation of Registrant's name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
          Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Contents

On September 22, 2011, CEMEX, S.A.B. de C.V. informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that there was no information pending to be disclosed by the company and that the volume of its shares traded today on the Mexican Stock Exchange is a result of market conditions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	September 22, 2011	By:	/s/ Rafael Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller